COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

08003514

June 19, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a DGAP Voting Rights announcement according to article 21 (1) and article 24 of German Securities Trading Act issued this week with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by the Credit Suisse Group. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President and
General Counsel

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

SEC File No.
082-0253

17.06.2008

CIK 0000852933

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On 10 June 2008, Credit Suisse Group, Zurich, Switzerland, informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen below the 5% limit of the voting rights on 13 May 2008 and as of this date amounted to 3,907% (25,675,269 voting shares). Voting rights amounting to 3,864% (25,391,774 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0,043% (283,495 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Credit Suisse Group, Zurich, Switzerland, also informed that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 5% limit of the voting rights on 27 May 2008 and as of this date amounted to 5,706% (37,499,179 voting shares). Voting rights amounting to 5,664% (37,223,484 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0,042% (275,695 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Credit Suisse Group, Zurich, Switzerland, further informed us that the voting rights of Credit Suisse Group, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen below the 5% limit of the voting rights on 13 May 2008 and as of this date amounted to 3,924% (25,784,792 voting shares). Voting rights amounting to 3,867% (25,409,922 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.057% (374,870 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Credit Suisse Group, Zurich, Switzerland, finally informed us that the voting rights of Credit Suisse Group, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 5% limit of the voting rights on 27 May 2008 and as of this date amounted to 5,723% (37,612,902 voting shares). Voting rights amounting to 5,668% (37,245,832 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.056% (367,070 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, pointed out that the voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, continued to exceed the 3 % limit of the voting rights on 13 May 2008 and amounted to 3,030% (19,914,044 voting shares).

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, further pointed out that the voting rights of Credit Suisse International, London, England in Commerzbank AG, Frankfurt am Main, Germany, ISIN:

DE0008032004, WKN: 803200, continued to exceed the 3% limit of the voting rights on 27 May 2008 and as of this date amounted to 3,565% (23,430,410 voting shares).

The string of controlling companies is (starting at the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group.

DGAP 17.06.2008

Language:	English
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt am Main Deutschland
Internet:	www.commerzbank.de

End of News DGAP News-Service

END